August 31, 2009

Kathryn McHale, Esq., Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Merchants Bancshares, Inc. Form 10-K for the Fiscal Year Ended
December 31, 2008; File No. 000-11595.

Dear Ms. McHale:

We have received the above-referenced comment letter, dated August 4, 2009, addressed to Michael R. Tuttle, President and CEO of Merchants Bancshares, Inc. (“MBVT”) and this letter constitutes our response.

Salary, page 12 of Definitive Proxy Statement on Schedule 14A

1.

It appears that the company benchmarks base salary to its peers. Please identify the component companies that make up the compensation peer group. Please also confirm that you will revise future filings accordingly. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

MBVT response:

The component companies that make up the compensation peer group are listed below:

•

Arrow Financial Corporation

•

Factory Point National Bank

•

Enterprise Bancorp, Inc.

•

First National Lincoln Corporation

•

Camden National Corporation

•

Union Bank

•

Connecticut River Bank, NA

•

Community National Bank

•

Laconia Savings Bank

•

National Bank of Middlebury

We hereby confirm that MBVT will revise future filings accordingly.

Incentive Bonus, page 13 of Definitive Proxy Statement on Schedule 14A

2.

Please tell us why you have not disclosed the performance targets utilized in determining annual bonuses for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for earnings, return on average assets and return on average equity that were used as bases for awarding bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

MBVT response:

Upon further review of Item 402(b)(2)(v) of Regulation S-K and Interpretation 118.04, MBVT will disclose the performance targets utilized in determining annual bonuses for our named executive officers in the future. This section of MBVT’s most recent proxy statement would be updated as follows:

Incentive Payments

Executive officers, including the CEO, are eligible to receive annual incentive payments based on achievement of certain performance goals established at the end of the previous calendar year. Typically, these incentive payments are tied to specific profitability targets. The plan is multi-pronged, with specific targets set for after-tax earnings, Return on Average Assets (“ROAA”) and Return on Average Equity (“ROAE”). The award targets are multi-level, meaning that there is one target, below which no award is earned, then successively higher targets that result in an increased award, up to a maximum award. The incentive awards are expressed as a percentage of base salary earned at each target level. The maximum total payout is 50% of salary. The earnings target minimum for 2008 was $11.50 million, which would produce a payout of 3%; the maximum payout attributable to the earnings component was 20% which would be awarded based on earnings in excess of $13 million. The ROAA target minimum was 0.90%, which would produce a payout of 3%; the maximum payout attributable to the ROAA component was 30% which would be awarded based on a ROAA in excess of 1.50%. The ROAE target minimum was 15%, which would produce a payout of 2%; the maximum payout attributable to the ROAE component was 20% which would be awarded based on a ROAE in excess of 19%. The CEO bonus is 125% of the percentage earned by the other executives. Our Board of Directors has the discretion to determine the amount and manner of executive incentive payments and to make adjustments at their discretion. The Board of Directors exercised their discretion in determining 2008 bonus payments, and elected to exclude a certain one-time event from the incentive calculation. Additionally, the Board of Directors elected to increase the incentive payment to Mr. Hesslink in view of exceptional 2008 performance. Incentive payments for 2008 performance were calculated and paid in 2009.

Outstanding Equity Awards at Fiscal Year-End, page 14 of Definitive Proxy Statement

3.

Please tell us, and revise future filings to disclose by footnote, the vesting dates of the options disclosed in this table. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

MBVT response:

MBVT will disclose in its future filings, by footnote, the vesting dates of the options. Following is the updated table for MBVT’s most recent proxy:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Equity Incentive Plan Awards Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Michael R. Tuttle	14,495	--	--	$17.50	8/19/2009	--	--	--	--
	--	7,175	--	$22.93	6/9/2018	--	--	--	--
Janet P. Spitler	9,318	--	--	$17.50	8/19/2009	--	--	--	--
	209	--	--	$15.50	8/17/2010	--	--	--	--
	--	5,363	--	$22.93	6/9/2018	--	--	--	--
Thomas R. Havers	10,871	--	--	$17.50	8/19/2009	--	--	--	--
	--	5,363	--	$22.93	6/9/2018	--	--	--	--
Thomas S. Leavitt	10,871	--	--	$17.50	8/19/2009	--	--	--	--
	--	6,231	--	$22.93	6/9/2018	--	--	--	--
Geoffrey R. Hesslink	--	10,000	--	$26.63	8/16/2016	--	--	--	--
	--	5,363	--	$22.93	6/9/2018	--	--	--	--

(1)

The vesting dates for unexercisable options are as follows: for options expiring on August 16, 2016 the vesting date is  August 16, 2009; for options expiring on June 9, 2018 the vesting date is June 9, 2011.

Summary Compensation Table, page 16 of Definitive Proxy Statement on Schedule 14A

4.

Please amend this section to reflect summary compensation for the past three years in accordance with Item 402(c) of Regulation S-K or advise the staff why you are not required to provide this information.

5.

Please tell us how you concluded that the annual bonus awards to your named executive officers should be reported in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. We note, in that regard, that the bonus awards appear to be incentive awards based on the company’s financial performance. Refer to Item 402(c)(2)(vii) of Regulation S-K.

6.

Please tell us, and revise future filings to disclose by footnote, the assumptions made in the valuation of the Option Awards by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements or in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

MBVT response:

MBVT has amended below and will provide summary compensation for the past three years in accordance with Item 402(c) of Regulation S-K in the future.

Upon review of 402(c)(2)(vii) of Regulation S-K, MBVT will report future annual performance based bonus awards to our named executive officers in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table as appropriate.

The assumptions made in the valuation of the option awards were as follows: term of option 6.5 years; volatility 24.49%; annual rate of quarterly dividends 4.92%; and discount rate 2.67%. MBVT will revise future filings to disclose by footnote, the assumptions made in the valuation of the Option Awards by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements or in Management’s Discussion and Analysis.

Following is the updated table for MBVT’s most recent proxy:

SUMMARY COMPENSATION TABLE (1)
Name	Year	Salary	Bonus	Option Awards (2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation	All Other Compensation (3)	Total
Michael R. Tuttle President and CEO	2008	$201,779	–	$28,500	$50,000	$4,859	$8,222	$293,360
	2007	$190,008	–	–	$9,500	$1,082	$8,611	$209,201
	2006	$190,008	–	–	–	$1,047	$18,556	$209,611
Janet P. Spitler, SVP CFO and Treasurer	2008	$149,856	–	$21,300	$30,000	$1,981	$9,406	$212,543
	2007	$142,152	–	–	$7,100	$490	$6,564	$156,306
	2006	$142,002	–	–	–	$488	$13,805	$156,295
Thomas S. Leavitt, Executive Vice President	2008	$166,014	–	$24,750	$32,000	–	$12,379	$235,143
	2007	$164,886	–	–	$8,001	–	$7,606	$180,493
	2006	$142,002	–	–	–	–	$13,951	$155,953
Thomas R. Havers, Senior Vice President	2008	$149,856	–	$21,300	$30,000	$42,890	$7,063	$251,109
	2007	$142,002	–	–	$7,100	$10,916	$6,870	$166,888
	2006	$142,002	–	–	–	$10,249	$14,197	$166,448
Geoffrey R. Hesslink, SVP Senior Lender	2008	$155,856	–	$21,300	$50,000	–	$7,063	$234,219
	2007	$141,825	–	–	$7,100	–	$6,485	$155,410
	2006	$125,008	–	$46,988	–	–	$13,389	$185,385

(1)

Our compensation plan for executive officers does not provide for stock awards and no stock awards were awarded to our executive officers during 2008.

(2)

The assumptions used in the valuation of the Option Awards are as follows: term of option 6.5 years; volatility 24.49%; annual rate of quarterly dividends 4.92%; and discount rate 2.67%.

(3)

Primarily represents contributions made by us on behalf of the executive officers to the Merchants Bank 401(k) Plan.

Signatures, page 82

7.

Please tell us if the report has been signed by the company’s controller or principal accounting officer. Please also confirm that you will clearly identify the company’s controller or principal accounting officer as a signatory in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

MBVT response:

The report has been signed by MBVT’s principal accounting officer, Janet Spitler, and MBVT hereby confirms that it will clearly identify her as the principal accounting officer in future filings.

Exhibits 31.1 and 31.2

8.

We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, you have added the word “annual” in paragraphs 2 and 3, added the word “we” in paragraph 4 and modified the language in paragraphs 4(d) and 5. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

MBVT response:

MBVT hereby confirms that in future filings we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

MBVT hereby acknowledges that: (a) MBVT is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) MBVT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have been responsive to your concerns and questions. Please do not hesitate to contact the undersigned at (802) 865-1657 or sprentice@mbvt.com with any additional questions or concerns.

Sincerely,

/s/ F. Sheldon Prentice

F. Sheldon Prentice, S.V.P. and General Counsel